As confidentially submitted to the U.S. Securities and Exchange Commission on April 21, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Waystar Holding Corp.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number)	84-2886542 (I.R.S. Employer Identification No.)

1550 Digital Drive, #300
Lehi, Utah 84043
(844) 492-9782
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory R. Packer
Chief Legal Officer
1550 Digital Drive, #300
Lehi, Utah 84043
(844) 492-9782
(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

With copies to:
William B. Brentani Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000 Fax: (650) 251-5002	Xiaohui (Hui) Lin Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Tel: (212) 455-2000 Fax: (212) 455-2502	Jason M. Licht Christopher J. Clark Latham & Watkins LLP 555 Eleventh Street, NW-Suite 1000 Washington, D.C. 20004 Tel: (202) 637-2200 Fax: (202) 637-2201

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
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Subject to Completion, Dated           , 2025
Prospectus
                 Shares
WAYSTAR HOLDING CORP.
Common Stock
This is a public offering of shares of common stock of Waystar Holding Corp. The selling stockholders identified in this prospectus are offering        shares of common stock. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders. Our common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “WAY.” On            , 2025, the last reported sale price of our common stock on Nasdaq was $      per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus to read about factors you should consider before buying shares of our common stock.
We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1)
See “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters the right, for a period of 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to            additional shares of common stock from the selling stockholders at the public offering price less the underwriting discount.
The underwriters expect to deliver the shares against payment in New York, New York on or about             , 2025.
J.P. MorganGoldman Sachs & Co. LLC
The date of this prospectus is            , 2025

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You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we may authorize to be delivered or made available to you. None of us, the selling stockholders, or the underwriters have authorized anyone to provide you with information or representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. None of us, the selling stockholders, or any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus, as the case may be, or any sale of shares of our common stock. Our business, results of operations, and financial condition may have changed since such date.
For investors outside the United States: the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. None of us, the selling stockholders, or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus outside the United States.
INDUSTRY AND MARKET DATA
Within this prospectus, we reference information and statistics regarding the industry in which we operate. We have obtained this information and statistics from various independent third-party sources,

i

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independent industry publications, reports by market research firms, and other independent sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources, as well as third-party reports commissioned by us. The information is as of its original publication dates (and not as of the date of this prospectus). Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic, and competitive uncertainties beyond our control, but we believe they generally indicate size, position, and market share within these industries. While we believe such information is reliable, we have not independently verified any third-party information, and our internal company research, data, and estimates have not been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. None of us, the selling stockholders, or the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.
TRADEMARKS, SERVICE MARKS, TRADENAMES, AND COPYRIGHTS
We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States. Unless otherwise indicated, all trademarks, service marks, trade names, and copyrights appearing in this prospectus are proprietary to us, our affiliates, and/or licensors. This prospectus also contains trademarks, tradenames, service marks, and copyrights of third parties, which are the property of their respective owners. Solely for convenience, the trademarks, tradenames, service marks, and copyrights referred to in this prospectus may appear without the ®, TM, SM, or © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks, and copyrights. We do not intend our use or display of other parties’ trademarks, tradenames, service marks, or copyrights to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
BASIS OF PRESENTATION
The following terms are used in this prospectus and have the following meanings unless otherwise noted or indicated by the context:
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“Bain” means those certain investment funds of Bain Capital, LP and its affiliates;

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“CPPIB” means Canada Pension Plan Investment Board;

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“Credit Facilities” means, collectively, the First Lien Credit Facility, the Revolving Credit Facility, and the Receivables Facility;

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“DGCL” means the Delaware General Corporation Law, as amended;

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“EQT” means those certain investment funds of EQT AB and its affiliates;

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“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

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“First Lien Credit Facility” means the term loan credit facility under the first lien credit agreement, dated as of October 22, 2019, by and among Waystar Technologies, Inc. and the lenders party thereto, as amended from time to time;

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“GAAP” means U.S. generally accepted accounting principles;

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“Institutional Investors” means EQT, CPPIB, and Bain, and their respective affiliates;

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“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended;

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“Net Revenue Retention Rate” means the total amount invoiced to clients in a given twelve-month period divided by the total amount invoiced to those same clients from the prior twelve-month period.

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See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics—Net Revenue Retention Rate” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein;
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“Receivables Facility” means the receivables facility under the receivables financing agreement, dated as of August 13, 2021, by and among Waystar RC LLC, PNC Bank, National Association, as administrative agent, Waystar Technologies, Inc., as initial servicer, and PNC Capital Markets LLC, as structuring agent, as amended from time to time;

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“Revolving Credit Facility” means the revolving credit facility under the first lien credit agreement, dated as of October 22, 2019, by and among Waystar Technologies, Inc. and the lenders party thereto, as amended from time to time;

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“SEC” means the U.S. Securities and Exchange Commission;

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“Second Lien Credit Facility” means the term loan credit facility under the second lien credit agreement, dated as of October 22, 2019, by and among Waystar Technologies, Inc. and the lenders party thereto, as amended from time to time;

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“Securities Act” means the U.S. Securities Act of 1933, as amended;

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“selling stockholders” means           ,           ,           , and           ;

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“Stockholders Agreement” means the stockholders agreement, dated as of June 10, 2024, by and among the Institutional Investors, certain stockholders, and certain members of management;

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“underwriters” means the firms listed on the cover page of this prospectus; and

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“Waystar,” the “Company,” “we,” “us,” and “our” mean the business of Waystar Holding Corp. and its subsidiaries.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP. Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA,” “Adjusted EBITDA margin,” “non-GAAP net income/(loss),” and “non- GAAP net income/(loss) per share.” Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP net income/ (loss), and non-GAAP net income/(loss) per share have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP net income/(loss), and non-GAAP income/(loss) per share are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP net income/(loss), and non-GAAP net income/(loss) per share to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP net income/(loss), and non-GAAP net income/(loss) per share are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) or net income (loss) margin as measures of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with

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GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments, and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary Historical Financial and Other Data.”

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SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements each included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 incorporated by reference herein, before making an investment decision. This summary contains forward- looking statements that involve risks and uncertainties.
Our Mission
Our mission is to simplify healthcare payments through our modern cloud-based software, enabling our healthcare clients to prioritize patient care and optimize their financial performance.
Overview
Waystar provides healthcare organizations with mission-critical cloud software that simplifies healthcare payments. Our enterprise-grade platform streamlines the complex and disparate processes our healthcare provider clients must manage to be reimbursed correctly, while improving the payments experience for providers, patients, and payers. We leverage internally developed artificial intelligence (“AI”) as well as proprietary, advanced algorithms to automate payment-related workflow tasks and drive continuous improvement, which enhances claim and billing accuracy, enriches data integrity, and reduces labor costs for providers.
Put simply, our software helps providers get paid faster, accurately, and more efficiently, while ensuring patients receive a modern, transparent, and consumer-friendly financial experience.
The healthcare payment ecosystem is highly complex, beginning with pre-service patient onboarding and extending through post-service revenue collection, with dozens of interdependent steps in between. Within this multi-step workflow, the process for determining how much a provider should be reimbursed involves millions of permutations of variables, such as over 10,000 diagnosis codes that are constantly changing and unique payer contracts, each with individual rules, processes, and reimbursement requirements. The burden borne by providers of tracking and managing all of these variables, coupled with a constantly evolving regulatory framework, often results in incorrect payments or denials that require time-consuming appeals procedures to resolve. Historically, healthcare providers have relied upon a patchwork of manual processes and systems to navigate these complexities and support their payment functions. However, this legacy approach has resulted in workflow delays, lost revenue, and slower time to payment. Our purpose- built software platform addresses these challenges and optimizes healthcare payments across all stages of the patient journey. Our clients utilize our software to manage pre-encounter workflows such as eligibility checks and prior authorization approvals, as well as mid- and post-encounter workflows such as co-pay collection, claims submission and monitoring, and payer remittances.
Our software is used daily by providers of all types and sizes across the continuum of care, including physician practices, clinics, surgical centers, and laboratories, as well as large hospitals and health systems. We currently serve over 30,000 clients of various sizes, representing over one million distinct providers practicing across a variety of care sites, including 16 of the top 20 U.S. News Best Hospitals. Our client base is highly diversified, and for the year ended December 31, 2024, our top 10 clients accounted for only 11.2% of our total revenue for such period. Our business model is designed such that as our clients grow to serve more patients, their claims and transactional volumes increase, resulting in corresponding growth in our business. In addition, our clients frequently adopt a greater number of our solutions over time and introduce our solutions across new sites of care. In 2024, we facilitated over six billion healthcare payments transactions, including over $1.8 trillion in gross claims volume. As of 2023, we facilitated healthcare payments transactions spanning approximately 50% of patients in the United States.
Our platform benefits from powerful network effects. Our cloud-based software is driven by a sophisticated, automated, and curated rules engine, employing AI to generate and incorporate real-time feedback from millions of network transactions processed through our platform each day. Every transaction

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we process provides additional data insights across providers, patients, and payers, which are embedded in updates that are deployed efficiently across our client base. This results in cumulative benefits to us over time—as we capture more data from each transaction we process, we leverage that data to continue to improve the Waystar platform through embedded machine learning, advanced algorithms, and other in-house AI technologies to deliver added value to our clients. In turn, the more value we create for our clients, the more likely it is that they will continue to use our products, allowing us to continue to capture more data that results in tangible improvements to our platform. As a result, our clients benefit from faster and more efficient performance from software that is evolving to meet ever-changing regulatory and payer requirements, enabling accurate and timely reimbursement.
Industry Background
Healthcare is one of the largest and most complex vertical end-markets within the U.S. economy, accounting for 17.6% of the U.S. gross domestic product as of 2023. According to the Centers for Medicare & Medicaid Services (“CMS”), total U.S. healthcare spending was $4.9 trillion in 2023. National health expenditures are expected to grow 5.6% annually reaching $7.6 trillion in 2032, or 19.7% of GDP. According to the Journal of the American Medical Association, the annual cost of wasteful spending in healthcare has ranged from $760 billion to $935 billion in recent years, or nearly one-quarter of total healthcare spending. Of this, $350 billion is administrative-related, which is inclusive of healthcare payments-related waste.
The Waystar platform is purpose-built to address the administrative headwinds faced by healthcare providers, including:
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Antiquated, legacy technology systems and data silos.   The historically slow pace of digital adoption by healthcare organizations has led to a patchwork of disparate software point-solutions that lack the interoperability and scalability of a modern cloud-based technology architecture.

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Reliance on inefficient, manual processes.   Poorly integrated legacy systems have led many healthcare organizations to employ labor-dependent solutions to address the critical demands of their businesses, often resulting in suboptimal financial performance for providers and a substandard experience for patients.

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Increasing labor and administrative costs.   According to an American Hospital Association report, labor constituted 60% of hospital expenses in 2023. Hospital labor costs increased by $42.5 billion, reaching a total of $839 billion from 2021 to 2023. Over the period from 2014 to 2023, compensation for hospital employees has significantly outpaced overall inflation, with a 45% increase compared to a 28.7% rise in overall inflation.

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Reimbursement complexity and collection challenges.   Determining reimbursement to a provider from a payer or a patient is dependent on a myriad of factors that are both highly complex and constantly evolving. According to KFF research, approximately 17% of 2021 healthcare claims were initially denied, leaving a significant unmet need for solutions that reduce denials, increase first pass acceptance, and simplify appeals. Providers bear the burden of navigating reimbursement obstacles, and missteps can ultimately result in lost revenue or delayed cash flow. In addition, healthcare providers often struggle to convert patient bills (i.e., patient responsibility) to cash payments as patients are also tasked with navigating ever-changing benefits policies and interacting with outdated technology.

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Accelerating consumer demand for digital tools.   Patients are bearing a greater burden of healthcare costs than ever before, with more than 50% of American private industry workers enrolling in high deductible health plans according to U.S. Bureau of Labor Statistics data (2023). Out-of-pocket costs constituted 10% of total U.S. personal healthcare expenditures in 2023 according to CMS, and the estimated average patient lifetime spending is $1.4 million, based on a 2021 Health Management Academy Research report. Despite these trends, patients lack access to digital tools and accurate information for healthcare payments, such as transparency in insurance coverage and out-of-pocket cost estimates pre-service, as well as flexible payment arrangements to pay for care.

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Our Market Opportunity
Over time, administrative workflows that were traditionally insourced by healthcare providers have undergone a meaningful transformation. Seeking more effective solutions to address industry challenges, providers initially outsourced these functions to third-party specialized services vendors. However, with advances in technology infrastructure and cloud-based software, as well as increased interoperability between systems, providers are increasingly utilizing automated software solutions to further enhance efficiency. We believe the healthcare payments workflow is currently undergoing such an evolution, and that Waystar is well- positioned to benefit from providers gravitating towards more modern, software-oriented solutions.
We estimate that our total addressable market (“TAM”) with respect to our current software solution set was $15 billion in 2022. To estimate our market opportunity, we categorized the United States healthcare provider market into tiers based on setting of care and size of practice. We then applied our average pricing by product, accounting for pricing differences at varying sized providers, and multiplied the average product price by the corresponding practice count per setting of care to determine our TAM.
Based on a third-party study commissioned by the Company, we believe our TAM has the potential to increase to almost $20 billion in 2027, reflecting a 5% compounded annual growth rate (“CAGR”) from 2022 to 2027, driven by growth within healthcare payments (notably, in prior authorizations, patient payments, and revenue cycle management analytics), increased outsourcing in revenue cycle management, as well as secular technology tailwinds such as greater utilization of AI. We expect to expand our TAM further over time as we develop new solutions and address adjacent workflows.
We believe we have consistently grown in excess of the market since 2016 and expect we will continue to grow our market share in the future by virtue of our differentiated platform and capabilities. We believe the market share of our solutions within the hospital segment and ambulatory practice segment is approximately 4% and 8% (calculated as a percentage of our revenue as compared to our TAM estimates by setting of care), respectively, demonstrating the ample white space in which we can continue driving our growth.
The Waystar Platform
Our innovative, cloud-based software platform is purpose-built to simplify our clients’ payment-related challenges. We believe our platform significantly outperforms those of our competitors, who lack either modern functionality or the ability to address the full end-to-end payments workflow.
The key components of our platform include:
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Modern, differentiated software.   We provide modern, cloud-native, scalable healthcare payments software solutions. Our single-instance, multi-tenant infrastructure is underpinned by an event- driven microservices architecture, all of which we have built in-house.

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A comprehensive solution set.   Our software addresses the entire healthcare payments workflow, from pre-service patient onboarding and prior authorization through post-service payment collection, allowing our clients to address the full demands of their organizations with a single software platform.

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Seamless integrations.   Our solutions are integrated with a broad range of systems provided by over 200 channel partners, including enterprise resource planning (“ERP”) applications, as well as practice management (“PM”) and electronic health record (“EHR”) systems.

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An expansive network.   Our extensive network of clients and counterparties, which we have built over two decades of industry experience, underpins our platform and has allowed us to develop a large database of information to generate insights and drive continuous improvements.

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Advanced AI capabilities driven by proprietary data asset.   We build predictive scoring capabilities using extensive training data sets and advanced machine learning which we apply to data that passes through our platform. Using these machine-learning models, we are able to predict an outcome for a variety of reimbursement workflows which we incorporate into our solutions to drive improved results for payers, providers, and patients. Our data asset is comprised of the billions of transactions we

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facilitate each year and the numerous variables that factor into each of those payments. This allows us to leverage the compounding value of this data asset to advance our AI and automation capabilities, which continuously learn and improve our platform.
Our platform provides the following benefits to our clients:
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Increased revenue.   Our software solutions simplify the payment process, allowing our clients to increase the share of revenue they collect.

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Quicker payments.   Our software helps expedite payments by streamlining and automating cumbersome workflows that create excessive delays.

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Greater productivity.   Our ability to automate portions of the payment cycle allows our clients to reduce operating costs and focus on their core mission of caring for their patients.

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Financial visibility.   We deploy analytics, reporting, and forecasting tools that provide our clients with unprecedented visibility into areas where they can further improve their payment process and collections.

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Rapid time-to-value.   Our architecture seamlessly integrates with our clients’ existing systems and technology, allowing our clients to quickly realize value from our solutions.

Our platform enables us to provide industry-leading technology at scale to more than 30,000 clients across more than six billion healthcare payment transactions worth over $1.8 trillion in annual gross claims in 2024. The quality and innovation of our technology has been widely recognized, as evidenced by our receipt of a MedTech Breakthrough Award for healthcare payments innovation, several Stevie Awards, including Company of the Year in healthcare, and numerous Best in KLAS awards.
Why Waystar Wins
Through decades of experience, we have honed our deep domain expertise, fostered long-standing client relationships, and built our library of rules and algorithms. We believe our modern, cloud-based platform combined with our subject matter expertise are extremely difficult to replicate and provide us with a meaningful competitive advantage. We believe these factors, together with the following additional strengths, position us well for continued success:
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Strong brand with attractive client return on investment (“ROI”).   The Waystar brand is synonymous with quality, reliability, robust analytics, exceptional customer service, and a deep and interconnected network. This strength is evidenced by our high provider Net Promoter Score (“NPS”) of 74 and #1 rank versus competitors in percentage of clients indicating the highest level of satisfaction with

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our services based on a third-party survey commissioned by us in 2023. Our brand, as well as the tangible ROI that we deliver, drives strong client loyalty, as evidenced by our 110.1% Net Revenue Retention Rate for the year ended December 31, 2024. Our clients view us as a trusted vendor and support our success by recommending Waystar to other providers, further driving growth and adoption of our solutions. As a testament to this trust, Forbes recently named Waystar to its 2025 Most Trusted Companies in America list.
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Differentiated client experience.   We have a relentless focus on operational execution and deliver outstanding client experience. According to a third-party survey commissioned by us in 2023, Waystar ranked #1 in client satisfaction with implementation time versus competitors, 94% of clients are satisfied with our integrations with other systems, and 98% of clients say we deliver on trust very well or extremely well. For our larger clients, we deploy a client success team, which serves as both a dedicated resource and trusted strategic partner to help drive our value proposition. From our consistently on-time implementations to our highly responsive client service, we seek to support our clients so they can maximize the benefits of our software.

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Mission-driven innovation culture.   We have cultivated a company culture that is focused on helping our clients by developing and delivering industry-leading software solutions. This innovation-focused culture has been foundational in creating a modern technology platform that delivers a comprehensive end-to-end suite of solutions with an intuitive user interface. According to a third-party survey commissioned by us in 2023, Waystar ranked #1 in satisfaction with rate of product innovation and vision versus competitors, and 94% of clients are satisfied with our capabilities in automation.

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Experienced leadership and technology teams with a track record of execution.   Our values-driven and award-winning leadership team brings together deep experience in the software and healthcare industries and strong relationships with our clients and key stakeholders. We believe our team has the strategic vision, leadership qualities, technological expertise, and operational capabilities to continue to successfully drive our growth.

We believe our platform strengths and differentiation are most evident in our ability to win clients. We had an 83% win rate against our competitors for fiscal years 2022 through 2024 in situations where the client ultimately elected to switch vendors or purchase a new solution.
Our Growth Strategy
We plan to capitalize on our market opportunity by executing on the following growth strategies:
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Expand our relationships with existing clients.   We believe we have a meaningful opportunity to continue driving growth within our current client base. We grow with existing clients in three ways—first, as they expand their businesses, provide more healthcare services, and see more patients; second, through cross-selling as they adopt additional Waystar offerings; and third, through up-selling as they leverage our solutions across additional providers and sites of care. We have a track record of building long-standing relationships with our clients, often growing from an initial solution to multi- solution adoption. Based on the estimated whitespace within our existing clients for the solutions we currently provide, we believe we have the opportunity to approximately double our revenue through cross-sell and up-sell of our solutions to existing clients.

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Grow our client base.   We address a large and growing market that has a meaningful need for the solutions we provide. While we serve over one million providers today, there are over 7.5 million providers that we believe can benefit from our solutions.

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Deepen and expand our relationships with strategic channel partners.   We are highly focused on furthering our strategic channel partnerships. Our channel partners accelerate our growth by providing us access to a larger client base and actively promoting Waystar. We have established strong relationships with the nation’s leading EHR and PM providers, which drives a significant competitive advantage. We will continue to invest in deepening our current relationships and building new ones to drive our growth.

•
Innovate and develop adjacent solutions.   We will continue to invest heavily in the Waystar platform to expand our product breadth and depth, increase automation, strengthen system performance, and

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improve the user experience. Our product roadmap is informed by both continuous client feedback as well as our own assessments of opportunities to further streamline and simplify healthcare payments. Due to our modern architecture and purpose-built software, we have little technical debt as compared with legacy software platforms serving the market. As a result, we can focus our resources on innovating and advancing our platform for the benefit of our clients.
•
Selectively pursue strategic acquisitions.   Since 2018, we have completed and successfully integrated nine acquisitions. These acquisitions complement our organic product roadmap and have helped us enhance our platform, add new solutions, and expand our market reach. Our approach is to fully integrate and consolidate our acquisitions into the Waystar platform, which enables us to provide a seamless user experience for our clients, as well as drive innovation on the combined platform. We will continue to evaluate acquisition opportunities that improve our offering and accelerate our growth.

Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in “Risk Factors” elsewhere in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 before deciding to invest in our common stock. If any of the risks actually occur, our business, results of operations, prospects, and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•
our operation in a highly competitive industry;

•
our ability to retain our existing clients and attract new clients;

•
our ability to successfully execute on our business strategies in order to grow;

•
our ability to accurately assess the risks related to acquisitions and successfully integrate acquired businesses;

•
our ability to establish and maintain strategic relationships;

•
the growth and success of our clients and overall healthcare transaction volumes;

•
consolidation in the healthcare industry;

•
our selling cycle of variable length to secure new client agreements;

•
our implementation cycle that is dependent on our clients’ timing and resources;

•
our dependence on our senior management team and certain key employees, and our ability to attract and retain highly skilled employees;

•
the accuracy of the estimates and assumptions we use to determine the size of our total addressable market;

•
our ability to develop and market new solutions, or enhance our existing solutions, to respond to technological changes or evolving industry standards;

•
the interoperability, connectivity, and integration of our solutions with our clients’ and their vendors’ networks and infrastructures;

•
the performance and reliability of internet, mobile, and other infrastructure;

•
the consequences if we cannot obtain, process, use, disclose, or distribute the highly regulated data we require to provide our solutions;

•
our reliance on certain third-party vendors and providers;

•
any errors or malfunctions in our products and solutions;

•
failure by our clients to obtain proper permissions or provide us with accurate and appropriate information;

•
the potential for embezzlement, identity theft, or other similar illegal behavior by our employees or vendors and a failure of our employees or vendors to observe quality standards or adhere to environmental, social, and governance standards;

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•
our compliance with the applicable rules of the National Automated Clearing House Association and the applicable requirements of card networks;

•
increases in card network fees and other changes to fee arrangements;

•
the effect of payer and provider conduct which we cannot control;

•
privacy concerns and security breaches or incidents relating to our platform or data (including personal information and other regulated data);

•
the complex and evolving laws and regulations regarding privacy, data protection, and cybersecurity;

•
our ability to adequately protect and enforce our intellectual property rights;

•
our ability to use or license data and integrate third-party technologies;

•
our use of “open source” software;

•
legal proceedings initiated by third parties alleging that we are infringing or otherwise violating their intellectual property rights;

•
claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties;

•
the heavily regulated industry in which we conduct business;

•
the uncertain and evolving healthcare regulatory and political framework;

•
health care laws and data privacy and security laws and regulations governing our Processing (as defined below) of personal information (which may also be referred to as “personal data” or “personally identifiable information”);

•
reduced revenues in response to changes to the healthcare regulatory landscape;

•
legal, regulatory, and other proceedings that could result in adverse outcomes;

•
consumer protection laws and regulations;

•
contractual obligations requiring compliance with certain provisions of the Bank Secrecy Act and Anti-Money Laundering laws and regulations;

•
existing laws that regulate our ability to engage in certain marketing activities;

•
our full compliance with website accessibility standards;

•
any changes in our tax rates, the adoption of new tax legislation, or exposure to additional tax liabilities;

•
limitations on our ability to use our net operating losses to offset future taxable income;

•
losses due to asset impairment charges;

•
restrictive covenants in the agreements governing our Credit Facilities;

•
interest rate fluctuations;

•
unavailability of additional capital on acceptable terms or at all;

•
the impact of general macroeconomic conditions;

•
our history of net losses and our ability to achieve or maintain profitability;

•
the interests of the Institutional Investors may be different than the interests of other holders of our securities;

•
our status as an “emerging growth company” and whether the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors; and

•
the other factors discussed under “Risk Factors.”

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Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, in this prospectus, we have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:
•
not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
not be required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report;

•
be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;

•
not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or

•
not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”

We will remain an “emerging growth company” until the earliest to occur of:
•
our reporting of $1.24 billion or more in annual gross revenue;

•
our becoming a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

•
our issuance, in any three year period, of more than $1.0 billion in non-convertible debt; and

•
the fiscal year-end following the fifth anniversary of the completion of our initial public offering.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act.
For additional information, see the section titled “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.”
Our Principal Stockholders
EQT AB, together with its subsidiaries (“EQT AB”), is a purpose-driven global investment organization focused on active ownership strategies. With a Nordic heritage and a global mindset, EQT AB has a track record of more than three decades of developing companies across multiple geographies, sectors and strategies. EQT AB has investment strategies covering all phases of a business’ development, from start-up to maturity. EQT AB has EUR 273 billion in total assets under management (EUR 142 billion in fee-generating assets under management), within two business segments—Private Capital and Real Assets. EQT AB is one of the most active private equity investors in the healthcare and technology sectors globally, with over 80 healthcare and 100 technology companies across the global portfolio, and over 100 dedicated investment professionals focused on these strategies.
CPPIB is a professional investment management organization that manages the fund in the best interest of the more than 22 million contributors and beneficiaries of the Canada Pension Plan. In order to build diversified portfolios of assets, investments are made around the world in public equities, private

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equities, real estate, infrastructure, and fixed income. Headquartered in Toronto, with offices in Hong Kong, London, Mumbai, New York City, San Francisco, São Paulo, and Sydney, CPPIB is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. At December 31, 2024, the fund totaled approximately C$699.6 billion.
Bain Capital is one of the world’s leading private investment firms with approximately $185 billion of assets under management that creates lasting impact for its investors, teams, businesses, and the communities in which it lives. Since its founding in 1984, it has applied its insight and experience to organically expand into several asset classes including private equity, credit, special situations, public equity, venture capital, and real estate. Bain leverages its shared platform to capture cross-asset class opportunities in strategic areas of focus. With offices on four continents, its global team aligns its interests with those of its investors for lasting impact. The firm has a long and successful history of investing in healthcare and software businesses and has a dedicated group of investment professionals focused on these sectors.
Our Corporate Information
We were originally incorporated in Delaware on August 13, 2019 and subsequently changed our name to Waystar Holding Corp. on August 11, 2023. Our principal offices are located at 1550 Digital Drive, #300, Lehi, Utah 84043 and 9901 Linn Station Road, Louisville, Kentucky 40223. Our telephone number is (844) 492-9782. We maintain a website at waystar.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

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THE OFFERING
Common stock offered by the selling stockholders
        shares (or          shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Option to purchase additional shares of our common stock . .
The selling stockholders have granted the underwriters a 30-day option from the date of this prospectus to purchase up to            additional shares of our common stock from the selling stockholders at the public offering price, less the underwriting discount.
Common stock to be outstanding immediately after this
offering
172,963,709 shares.
Use of proceeds
The selling stockholders will receive all of the net proceeds from the sale of shares of common stock in this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders or if the underwriters exercise their option to purchase additional shares. For additional information, see “Use of Proceeds.”
Institutional Investors
After this offering, EQT, CPPIB, and Bain will beneficially own approximately     %,     %, and     %, respectively, of our common stock (or     %,     %, and     %, respectively, of our common stock if the underwriters’ option to purchase additional shares is exercised in full).
For so long as EQT, CPPIB, and Bain beneficially own 40% or more of the voting power of our total outstanding common stock, our stockholders will have certain corporate governance rights, such as the right to (i) fix the number of directors, (ii) at the request of at least two of EQT, CPPIB, and Bain, cause special meetings of our stockholders to be called, and (iii) amend our amended and restated certificate of incorporation and our amended and restated bylaws by majority vote rather than supermajority vote of our stockholders.
Further, each of EQT, CPPIB, and Bain currently has the right to nominate to our board of directors one nominee for so long as each such Institutional Investor beneficially owns 5% or greater of our then-outstanding common stock. In addition, the Institutional Investors have certain nomination rights with respect to our board committees. See “Description of Capital Stock—Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and Certain Provisions of Delaware Law—Director nomination rights.”
Dividend policy
We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory, and contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

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Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 for a discussion of factors you should carefully consider before investing in shares of our common stock.
Trading symbol
“WAY”
Except as otherwise indicated, all information in this prospectus regarding the number of shares of common stock that will be outstanding immediately after this offering is based on 172,963,709 shares of common stock outstanding as of March 31, 2025, and:
•
excludes 2,093,456 shares of our common stock underlying 2,093,456 restricted stock units that were outstanding as of March 31, 2025;

•
excludes 15,624,683 shares of our common stock issuable upon exercise of outstanding stock options; and

•
does not reflect 8,601,197 shares of common stock available for future issuance under our 2024 Equity Incentive Plan and 3,250,000 shares of common stock available for future issuance under our 2024 Employee Stock Purchase Plan, in each case, as of March 31, 2025.

Summary Historical Financial and Other Data
The following table summarizes our consolidated financial and other data for the periods and dates indicated. The balance sheet data as of December 31, 2024 and 2023 and the statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future or any other period and our results for any interim period are not necessarily indicative of the results that may be expected for any full fiscal year.
The summary consolidated financial data set forth below should be read in conjunction with “Risk Factors” and “Capitalization” included elsewhere in this prospectus, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, each included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 incorporated by reference herein.
	Year ended December 31,
	2024	2023
	($ in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue . . .	$943,549	$791,010
Operating expenses
Cost of revenue (exclusive of depreciation and amortization expenses) . .	315,730	249,767
Sales and marketing	156,935	124,437
General and administrative . .	111,753	62,924
Research and development . .	48,775	35,332
Depreciation and amortization . . .	186,631	176,467
Total operating expenses . .	819,824	648,927
Income from operations . . .	123,725	142,083
Other expense
Interest expense . . .	(141,762)	(198,309)

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	Year ended December 31,
	2024	2023
	($ in thousands, except per share data)
Related party interest expense	(4,508)	(7,608)
Loss before income taxes . .	(22,545)	(63,834)
Income tax benefit	(3,420)	(12,500)
Net loss . . .	$(19,125)	$(51,334)
Per Share Data:
Net loss per share:
Basic . . .	$(0.13)	$(0.42)
Diluted . .	$(0.13)	$(0.42)
Weighted-average shares outstanding:
Basic . . .	149,915,839	121,675,430
Diluted . .	149,915,839	121,675,430
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$169,768	$51,460
Investing activities	(27,268)	(61,517)
Financing activities	16,654	(17,151)
Other Financial and Operating Data:
Adjusted EBITDA(1)(2) . . .	$383,496	$333,715
Non-GAAP net income/(loss)(1)(3) . . .	$169,611	$86,577
Non-GAAP net income/(loss) per share (diluted)(1)(3)	$1.09	$0.68
Net loss margin	(2.0)%	(6.5)%
Adjusted EBITDA margin(1)(2)	40.6%	42.2%
Balance Sheet Data:
Cash and cash equivalents	$182,133	$35,580
Total assets	4,577,004	4,582,974
Total liabilities	1,497,218	2,533,042
Total stockholders’ equity	3,079,786	2,049,932

(1)
Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP net income/(loss), and non-GAAP net income/(loss) per share are supplemental measures of our performance that are not required by or presented in accordance with GAAP. These measures are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) and net income (loss) margin as measures of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. In addition, in evaluating these non-GAAP measures, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of these non-GAAP measures. The presentation of these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

We present these non-GAAP measures because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP net income/(loss), and non-GAAP net income/(loss) per share

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are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP net income/(loss), and non-GAAP net income/(loss) per share to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
(2)
We define Adjusted EBITDA as net loss before interest expense, net, income tax benefit, depreciation and amortization, and as further adjusted for stock-based compensation expense, acquisition and integration costs, asset and lease impairments, costs related to amended debt agreements, and IPO related costs. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.

However, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:
•
Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA and Adjusted EBITDA margin do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•
Adjusted EBITDA and Adjusted EBITDA margin do not reflect our tax expense or the cash requirements to pay our taxes; and although depreciation and amortization are non-cash charges, the tangible assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirements for such replacements.

(3)
We define non-GAAP net income/(loss) as net income excluding the impact of stock-based compensation, acquisition and integration costs, asset and lease impairments, IPO related costs, and costs related to amended debt agreements. The tax effects of the adjustments are calculated using a management estimated annual effective non-GAAP tax rate of 21%.

The following table reconciles net (loss) income to Adjusted EBITDA and net loss margin to Adjusted EBITDA margin:
	Year ended December 31,
	2024	2023
	($ in thousands)
Net loss	$(19,125)	$(51,334)
Interest expense, net	146,270	205,917
Income tax benefit	(3,420)	(12,500)
Depreciation and amortization	186,631	176,467
Stock-based compensation expense	54,437	8,848
Acquisition and integration costs	859	3,947
Costs related to amended debt agreements	14,138	393
IPO related costs	2,140	1,977
Other(a)	1,566	—
Adjusted EBITDA	$383,496	$333,715
Revenue	$943,549	$791,010
Net loss margin	(2.0)%	(6.5)%
Adjusted EBITDA margin	40.6%	42.2%

(a)
Adjustments relate to additional lease costs due to the relocation of our Louisville office.

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The following table presents a reconciliation of net loss to non-GAAP net income/(loss) and non- GAAP net income / (loss) per share:
	Year ended December 31,
	2024	2023
	($ in thousands, except per share data)
Net loss	$(19,125)	$(51,334)
Stock-based compensation expense	54,437	8,848
Acquisition and integration costs	859	3,947
Costs related to amended debt agreements	14,138	393
IPO related costs	2,140	1,977
Other(a)	19,445	—
Intangible amortization	147,887	159,406
Tax effect of adjustments	(50,170)	(36,660)
Non-GAAP net income/(loss)	$169,611	$86,577
Non-GAAP net income/(loss) per share:
Basic	$1.13	$0.71
Diluted	$1.09	$0.68
Weighted-average shares outstanding:
Basic	149,915,839	121,675,430
Diluted	155,677,094	126,888,989

(a)
Adjustments relate to additional lease costs of $1.6 million and accelerated depreciation of $17.9 million due to the relocation of our Louisville office.

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RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks and uncertainties described below and the other information set forth in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations, prospects, and financial condition may be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-looking Statements.”
Risks Related to this Offering and Ownership of our Common Stock
The Institutional Investors will continue to hold a significant percentage of our outstanding common stock after this offering and their interests may be different than the interests of other holders of our securities.
Upon the completion of this offering, the Institutional Investors will own approximately    % of our outstanding common stock, or approximately    % if the underwriters exercise in full their option to purchase additional shares. As a result, the Institutional Investors are able to control or influence actions to be taken by us, including future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, amendments to our organizational documents, and the approval of significant corporate transactions, including mergers, sales of substantially all of our assets, distributions of our assets, the incurrence of indebtedness, and any incurrence of liens on our assets.
The interests of the Institutional Investors may be materially different than the interests of our other stakeholders. In addition, the Institutional Investors may have an interest in pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Institutional Investors may cause us to take actions or pursue strategies that could impact our ability to make payments under our Credit Facilities or cause a change of control. In addition, to the extent permitted by agreements governing our Credit Facilities, the Institutional Investors may cause us to pay dividends rather than make capital expenditures or repay debt. The Institutional Investors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation provides that none of the Institutional Investors, any of their respective affiliates, or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Institutional Investors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.
So long as the Institutional Investors continue to own a significant amount of our outstanding common stock, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions and, so long as each of the Institutional Investors continues to own shares of our outstanding common stock, they will have the ability to nominate individuals to our board of directors. See “Description of Capital Stock” below and the section entitled “Certain Relationships and Related Transactions and Director Independence—Stockholders Agreement” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein. In addition, the Institutional Investors, acting together, will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable

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to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” among other exemptions:
•
we will not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•
we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•
we will not be required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report;

•
we will be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;

•
we will not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; and

•
we will not be required submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies.
We will remain an “emerging growth company” until the earliest to occur of (1) our reporting of $1.24 billion or more in annual gross revenue; (2) our becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) our issuance, in any three year period, of more than $1.0 billion in non-convertible debt; and (4) the fiscal year end following the fifth anniversary of the completion of our initial public offering.
We cannot predict whether investors will find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may decline and/or become more volatile.
We have incurred significant increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management is required to devote substantial time to compliance matters.
As a public company, we have incurred and will continue to incur significant legal, regulatory, finance, accounting, investor relations, and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non- executive directors. We also have incurred and will continue to incur costs associated with the Sarbanes- Oxley Act and the Dodd-Frank Act, and related rules implemented by the SEC, and Nasdaq. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. These rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. Our management devotes a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue- producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced

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policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
Failure to comply with requirements to design, implement, and maintain effective internal controls could have a material adverse effect on our business and stock price.
As a public company, we are subject to significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our results of operations. In addition, we are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of our initial public offering. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Once we are no longer an “emerging growth company,” our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by us or our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly financial statements or disclosures that may not be prevented or detected.
We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report (to the extent it is required to issue a report), investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.
The market price of our common stock has been volatile and may continue to fluctuate substantially, which could result in substantial losses for purchasers of our common stock.
The stock market has experienced extreme volatility in the past. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. Since shares of our common stock were sold in our initial public offering in June 2024 at a price of $21.50 per share, the market price of our common stock has fluctuated, and it may continue to fluctuate substantially due to a number of factors such as those listed in “—Risks Related to our Business and our Industry” and the following:
•
results of operations that vary from the expectations of securities analysts and investors;

•
results of operations that vary from those of our competitors;

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•
changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors, or failure of securities analysts to initiate or maintain coverage of our common stock;

•
changes in economic conditions for companies in our industry;

•
changes in market valuations of, or earnings and other announcements by, companies in our industry;

•
declines in the market prices of stocks generally, particularly those of healthcare technology companies or SaaS companies regardless of industry;

•
additions or departures of key management personnel;

•
strategic actions by us or our competitors;

•
announcements by us, our competitors, dispositions, joint ventures, other strategic relationships, or capital commitments;

•
future sales of our common stock by our officers, directors, and significant stockholders;

•
expiration of market standoff or lock-up agreements;

•
changes in preference of our clients and our market share;

•
changes in general economic or market conditions or trends in our industry or the economy as a whole;

•
changes in business or regulatory conditions;

•
future sales of our common stock or other securities;

•
investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

•
the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•
changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•
announcements, claims and/or allegations relating to litigation, governmental investigations, or compliance with applicable laws and regulations;

•
guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•
the development and sustainability of an active trading market for our stock;

•
changes in accounting principles; and

•
other events or factors, including those resulting from informational technology system failures and disruptions, data security incidents or breaches, natural disasters, war, including the ongoing conflict in Ukraine, acts of terrorism, or responses to these events.

Furthermore, the stock markets in general have experienced extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

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Your percentage ownership in us may be diluted by future issuances of our common stock, which could reduce your influence over matters on which stockholders vote.
After this offering we will have approximately 2.3 billion shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock, other equity or equity-linked securities, options, and other equity awards relating to our common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.
We have reserved, or will reserve in the future, shares for issuance (i) for outstanding awards under our 2019 Stock Incentive Plan and for grants under our 2024 Equity Incentive Plan and (ii) under our 2024 Employee Stock Purchase Plan. See “Executive Compensation—Equity Awards” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein. Any common stock that we issue, including under our 2019 Stock Incentive Plan, 2024 Equity Incentive Plan, 2024 Employee Stock Purchase Plan, or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then- outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.
We have no current plans to pay cash dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.”
As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
The selling stockholders and certain of our executive officers and directors have signed lock-up agreements in connection with this offering that restrict the sale of the shares of our common stock and certain other securities held by them for   days from the date of this prospectus except with the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC. Upon the expiration of such lock-up agreements, all of the outstanding         shares (or        shares, if the underwriters exercise their option to purchase additional shares in full) held by the selling stockholders, certain executive officers and directors will be eligible for resale in a public market, subject to vesting in some cases and to volume, manner of sale and other limitations under Rule 144.
In addition, pursuant to the Amended and Restated Registration Rights Agreement, dated as of June 10, 2024, by and among Waystar Holding Corp. and the other parties named therein, certain of our existing stockholders have the right, subject to certain conditions, to require us to register the sale of their

CONFIDENTIAL TREATMENT REQUESTED
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shares of our common stock under the Securities Act. See “Certain Relationships and Related Transactions and Director Independence—Registration Rights Agreement” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein. By exercising their demand registration rights and selling a large number of shares, such existing stockholders could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by demand registration rights would represent approximately    % of common stock outstanding (or    % if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of our common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
We filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our 2019 Stock Incentive Plan, 2024 Equity Incentive Plan, and 2024 Employee Stock Purchase Plan, which automatically became effective upon filing. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions or lock-up restrictions.
As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, deter, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:
•
a classified board of directors until the second annual meeting of stockholders after the date on which the Institutional Investors collectively own less than 15% in voting power of the then- outstanding power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, as a result of which our board of directors will be divided into three classes until such time, with each class serving for staggered three-year terms;

•
the ability of our board of directors to issue one or more series of preferred stock;

•
advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•
certain limitations on convening special stockholder meetings and taking stockholder action by written consent;

•
during the Protective Period (as defined in “Description of Capital Stock”), the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% of the shares of common stock entitled to vote generally in the election of directors; and

•
during the Protective Period, the required approval of at least 66 2∕3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting

CONFIDENTIAL TREATMENT REQUESTED
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together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation.
Further, EQT, CPPIB, and Bain each currently has the right to nominate to our board of directors one nominee for so long as each such Institutional Investor beneficially owns 5% or greater of our then-outstanding common stock. See “Description of Capital Stock—Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and Certain Provisions of Delaware Law—Director nomination rights.”
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 100,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series, and the qualifications, limitations, or restrictions thereof. The powers, preferences, and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee or stockholder of ours to us or our stockholders, (iii) action asserting a claim against us or any director or officer of ours arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. See “Description of Capital Stock—Exclusive Forum.”
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders which may discourage lawsuits with

CONFIDENTIAL TREATMENT REQUESTED
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respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

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FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary” and “Risk Factors” above, and in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” each included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 incorporated by reference herein, and relate to matters such as our industry, business strategy, goals, and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity, and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus.
The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory, and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors” above and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 incorporated by reference herein and the following:
•
our operation in a highly competitive industry;

•
our ability to retain our existing clients and attract new clients;

•
our ability to successfully execute on our business strategies in order to grow;

•
our ability to accurately assess the risks related to acquisitions and successfully integrate acquired businesses;

•
our ability to establish and maintain strategic relationships;

•
the growth and success of our clients and overall healthcare transaction volumes;

•
consolidation in the healthcare industry;

•
our selling cycle of variable length to secure new client agreements;

•
our implementation cycle that is dependent on our clients’ timing and resources;

•
our dependence on our senior management team and certain key employees, and our ability to attract and retain highly skilled employees;

•
the accuracy of the estimates and assumptions we use to determine the size of our total addressable market;

•
our ability to develop and market new solutions, or enhance our existing solutions, to respond to technological changes, or evolving industry standards;

•
the interoperability, connectivity, and integration of our solutions with our clients’ and their vendors’ networks and infrastructures;

•
the performance and reliability of internet, mobile, and other infrastructure;

•
the consequences if we cannot obtain, process, use, disclose, or distribute the highly regulated data we require to provide our solutions;

•
our reliance on certain third-party vendors and providers;

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•
any errors or malfunctions in our products and solutions;

•
failure by our clients to obtain proper permissions or provide us with accurate and appropriate information;

•
the potential for embezzlement, identity theft, or other similar illegal behavior by our employees or vendors, and a failure of our employees or vendors to observe quality standards or adhere to environmental, social, and governance standards;

•
our compliance with the applicable rules of NACHA and the applicable requirements of card networks;

•
increases in card network fees and other changes to fee arrangements;

•
the effect of payer and provider conduct which we cannot control;

•
privacy concerns and security breaches or incidents relating to our platform;

•
the complex and evolving laws and regulations regarding privacy, data protection, and cybersecurity;

•
our ability to adequately protect and enforce our intellectual property rights;

•
our ability to use or license data and integrate third-party technologies;

•
our use of “open source” software;

•
legal proceedings initiated by third parties alleging that we are infringing or otherwise violating their intellectual property rights;

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claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties;

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the heavily regulated industry in which we conduct business;

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the uncertain and evolving healthcare regulatory and political framework;

•
health care laws and data privacy and security laws and regulations governing our Processing of personal information;

•
reduced revenues in response to changes to the healthcare regulatory landscape;

•
legal, regulatory, and other proceedings that could result in adverse outcomes;

•
consumer protection laws and regulations;

•
contractual obligations requiring compliance with certain provisions of BSA/AML laws and regulations;

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existing laws that regulate our ability to engage in certain marketing activities;

•
our full compliance with website accessibility standards;

•
any changes in our tax rates, the adoption of new tax legislation, or exposure to additional tax liabilities;

•
limitations on our ability to use our NOLs to offset future taxable income;

•
losses due to asset impairment charges;

•
restrictive covenants in the agreements governing our Credit Facilities;

•
interest rate fluctuations;

•
unavailability of additional capital on acceptable terms or at all;

•
the impact of general macroeconomic conditions;

•
our history of net losses and our ability to achieve or maintain profitability;

•
the interests of the Institutional Investors may be different than the interests of other holders of our securities;

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•
our status as an “emerging growth company” and whether the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors; and

•
the other factors discussed elsewhere in this prospectus, including in “Risk Factors” above and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” each included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 incorporated by reference herein.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.
Any forward-looking statements made by us in this prospectus speak only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. You should not place undue reliance on our forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by any applicable securities laws.
Investors and others should note that we routinely announce financial and other material information using our Investor Relations website (investors.waystar.com), SEC filings, press releases, public conference calls and webcasts. We use these channels of distribution to communicate with our investors and members of the public about our company, our services, and other items of interest. Information contained on our website is not part of this prospectus or our other filings with the SEC.

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USE OF PROCEEDS
The selling stockholders will receive all of the net proceeds from the sale of shares of common stock in this offering. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of shares by the selling stockholders or if the underwriters exercise their option to purchase additional shares. The selling stockholders will bear the underwriting commissions and discounts attributable to their sale of our common stock, and expenses incurred by the selling stockholders for brokerage, accounting, tax services, or any other expenses incurred by the selling stockholders, except we will bear the fees and expenses of up to two counsels for the selling stockholders. We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our independent registered public accountants. See “Principal and Selling Stockholders.”

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DIVIDEND POLICY
We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

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CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2024.
You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto, each of which is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 that is incorporated by reference herein.
As of December 31, 2024
($ in thousands, except par value)
Cash and cash equivalents	$182,133
Debt:
Revolving Credit Facility(1)	—
First Lien Credit Facility(1)	1,163,545
Receivables Facility(1)	80,000
Total debt	1,243,545
Stockholders’ equity:
Common Stock, $0.01 par value per share, 2,500,000,000 shares authorized; 172,108,240 shares issued and outstanding	1,722
Additional paid-in capital	3,298,083
Accumulated other comprehensive income (loss)	881
Accumulated deficit	(220,900)
Total stockholders’ equity	3,079,786
Total capitalization	4,323,331

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 that is incorporated by reference herein for more information regarding our Revolving Credit Facility, First Lien Credit Facility, and Receivables Facility.

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PRINCIPAL AND SELLING STOCKHOLDERS
The following table contains information about the beneficial ownership of our common stock as of March 31, 2025, (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of shares of our common stock offered by this prospectus by:
•
each individual or entity known by us to beneficially own more than 5% of our outstanding common stock;

•
each named executive officer;

•
each of our directors;

•
all of our directors and executive officers as a group; and

•
all selling stockholders.

Our calculation of the percentage of beneficial ownership prior to and after the offering is based on         shares of our outstanding common stock as of March 31, 2025.
Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.
For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Transactions and Director Independence” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein.
The table below excludes any purchases that may be made in this offering. See “Underwriting.” Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Waystar Holding Corp., 1550 Digital Drive, #300, Lehi, Utah 84043.
			Shares beneficially owned after the offering
	Shares of our common stock beneficially owned prior to the offering		Excluding exercise of the underwriters’ option to purchase additional shares			Including exercise of the underwriters’ option to purchase additional shares
Name of Beneficial Owner	Shares	%	Shares Offered Hereby	Shares	%	Shares Offered Hereby	Shares	%
Greater than 5% Stockholders
EQT(1)	38,828,374	22.4
CPPIB(2)	29,692,286	17.2
Bain(3)	21,754,536	12.6
Named Executive Officers and Directors
Matthew J. Hawkins(4)	3,747,390	2.2
Eric L. (Ric) Sinclair III(5)	560,877	*
Christopher L. Schremser(6)	552,254	*
John Driscoll(7)	296,548	*

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			Shares beneficially owned after the offering
	Shares of our common stock beneficially owned prior to the offering		Excluding exercise of the underwriters’ option to purchase additional shares			Including exercise of the underwriters’ option to purchase additional shares
Name of Beneficial Owner	Shares	%	Shares Offered Hereby	Shares	%	Shares Offered Hereby	Shares	%
Samuel Blaichman(8)	—	—
Robert A. DeMichiei(9)	103,117	*
Priscilla Hung(10)	8,066	*
Eric C. Liu(11)	—	—
Heidi G. Miller(12)	65,815	*
Paul G. Moskowitz(13)	—	—
Vivian E. Riefberg(14)	8,066	*
Ethan Waxman(15)	—	—
All executive officers and directors as a group (17 persons)(16)	6,285,797	3.6

*
Less than 1%

(1)
Consists of shares of common stock held directly by Derby LuxCo S.à r.l. (“Derby LuxCo”). Several investment vehicles collectively make up the fund known as “EQT VIII.” EQT VIII owns 100% of the membership interests in Derby LuxCo. EQT Fund Management S.à r.l. (“EFMS”) has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT VIII. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Sara Huda, Magnus Sjöcrona, Leif Patrik Burnäs, Peter Veldman, and Christiaan Snyders. The registered address of EFMS and Derby LuxCo is 51A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.

(2)
CPPIB, through its wholly-owned subsidiary CPP Investment Board Private Holdings (4) Inc., beneficially owns 29,692,286 shares of common stock. Investment and voting power with regard to shares held by CPP Investment Board Private Holdings (4) Inc. rests with CPPIB. John Graham is the President and Chief Executive Officer of CPPIB and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares of common stock beneficially owned by CPPIB. Mr. Graham disclaims beneficial ownership over any such shares. The address of CPPIB is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.

(3)
Consists of 3,143,772 shares of common stock held directly by BCPE Derby Investor, LP (“BCPE Derby”) and 18,610,764 shares of common stock held directly by BCPE Derby (DE) SPV, LP (“BCPE Derby SPV”). Bain Capital Investors, LLC (“BCI”) is the manager of Bain Capital Partners XI, LP, which is the general partner of Bain Capital Fund XI, LP (“Fund XI”). Fund XI is the (i) sole member of BCPE Derby GP, LLC, which is the general partner of BCPE Derby and (ii) sole member of BCPE Derby (DE) SPV, LLC, which is the general partner of BCPE Derby SPV. As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by BCPE Derby and BCPE Derby SPV. Voting and investment decisions with respect to securities held BCPE Derby and BCPE Derby SPV are made by the partners of BCI, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of BCPE Derby and BCPE Derby SPV is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116.

(4)
Consists of 3,747,390 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025, 500,000 of which were held by an irrevocable trust for which Mr. Hawkins serves as trustee and 3,247,390 of which were held directly by Mr. Hawkins.

(5)
Consists of 560,877 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025.

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(6)
Consists of 552,254 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025.

(7)
Includes 225,620 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025.

(8)
The address of Mr. Blaichman is c/o CPPIB, One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.

(9)
Includes 80,050 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025.

(10)
Consists of 8,066 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025.

(11)
The address of Mr. Liu is c/o EQT Partners Inc., 1114 Avenue of the Americas, 45th Floor, New York, New York 10036.

(12)
Includes 48,030 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025.

(13)
The address of Mr. Moskowitz is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(14)
Consists of 8,066 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025.

(15)
The address of Mr. Waxman is c/o EQT Partners Inc., 1114 Avenue of the Americas, 45th Floor, New York, New York 10036.

(16)
Includes 5,785,063 shares issuable upon the exercise of options exercisable within 60 days following March 31, 2025.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and the applicable provisions of Delaware law. In this section, “we,” “us,” “our,” “the Company” and “our Company” refer to Waystar Holding Corp. and not to any of its subsidiaries and “Institutional Investors” refers to EQT, CPPIB, and Bain, in each case, so long as they own shares of common stock of our Company.
Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Our authorized capital stock consists of 2,500,000,000 shares of our common stock, $0.01 par value per share; and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Voting rights
Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of our common stock do not have cumulative voting rights in the election of directors.
Dividend rights
The holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend Policy” for additional information.
Liquidation
In the event of our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.
Rights and preferences
Holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.
Fully paid and non-assessable
All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.
The rights, powers, preferences, and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the applicable stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the terms and rights of that series, including:

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the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•
the dates at which dividends, if any, will be payable;

•
the redemption rights and price or prices, if any, for shares of the series;

•
the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•
the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•
restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•
the voting rights, if any, of the holders of the series.

We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by our board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements, and availability, debt repayment obligations, capital expenditure needs, and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.
Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the

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likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but unissued capital stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay, or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Director nomination rights
Our amended and restated certificate of incorporation provides that our board of directors will consist of not more than ten members and not less than the number of directors as is required to allow for the election of each director nominee as described below. EQT will have the right to nominate to our board of directors (i) two nominees for so long as EQT beneficially owns 25% or greater of our then-outstanding common stock, and (ii) one nominee for so long as EQT beneficially owns 5% or greater, but less than 25% of our then- outstanding common stock. CPPIB will have the right to nominate to our board of directors one nominee for so long as CPPIB beneficially owns 5% or greater of our then-outstanding common stock. Bain will have the right to nominate to our board of directors one nominee for so long as Bain beneficially owns 5% or greater of our then-outstanding common stock. In addition, we will cause the nomination of five independent director nominees as well as the nomination of the person who, as of the date of nomination, is then- serving as our Chief Executive Officer. As of the date of this prospectus, each of EQT, CPPIB, and Bain has the right to one director nominee pursuant to the foregoing director nomination rights.
In addition, EQT will have the right to designate the chairperson of our board of directors for so long as it beneficially owns at least 20% of our then-outstanding common stock, with the consent of CPPIB (not to be unreasonably withheld).
Further, for so long as EQT, CPPIB, and Bain collectively beneficially own 5% or greater of our then- outstanding common stock, (i) the Bain director nominee will be appointed to serve on the Audit, Compliance, & Risk Committee, (ii) the CPPIB director nominee and one EQT director nominee will be appointed to serve on the Talent & Compensation Committee, and (iii) the CPPIB director nominee and one EQT director nominee will be appointed to serve on the Nominating and Corporate Governance Committee, subject to certain exceptions.
Classified board of directors
Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, with the

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classes to be as nearly equal in number as possible, and with the directors serving three-year terms, with only one class of directors being elected at each annual meeting of stockholders. At the second annual meeting of stockholders after the date on which the Institutional Investors collectively own less than 15% in voting power of the then-outstanding power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors (the “Triggering Annual Meeting”), and each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. Pursuant to such procedures, effective as of the Triggering Annual Meeting, our board of directors will no longer be classified under Section 141(d) of the DGCL and directors shall no longer be divided into three classes. As a result, prior to the Triggering Annual Meeting, approximately one-third of our board of directors will be elected each year. The classification of directors prior to the Triggering Annual Meeting has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors; however, if at any time the Institutional Investors collectively own at least 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors.
Business combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•
prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested stockholder; or

•
the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (ii) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, these provisions make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. These provisions may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that each of the Institutional Investors, and any of their respective direct or indirect transferees and any group as to which such persons or entities are a party, does not constitute an “interested stockholder” for purposes of these provisions.

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Removal of directors; vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that, other than directors elected by holders of our preferred stock, if any, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time commencing on the day on which the Institutional Investors collectively beneficially own less than 40% in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of directors and ending immediately following the final adjournment of the Triggering Annual Meeting (such period, the “Protective Period”), directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted pursuant to the Stockholders Agreement, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when the Institutional Investors collectively beneficially own less than 40% in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of directors, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that our board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when the Institutional Investors collectively beneficially own at least 40% of the voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, of the stockholders.
Notwithstanding the foregoing, EQT, CPPIB, or Bain, as applicable, shall have the exclusive right to remove their respective nominees from our board of directors, with or without cause. For so long as EQT, CPPIB, or Bain have the right to nominate their respective directors, the shares of common stock held by EQT, CPPIB, or Bain, as applicable, shall be the only shares entitled to vote on the removal without cause of any of their respective nominees, and the shares of common stock owned by any holders as of the record date for determining stockholders entitled to vote thereon shall have no voting rights on such matter.
No cumulative voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the then- outstanding shares of our stock entitled to vote generally in the election of directors are able to elect all of our directors.
Special stockholder meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or the chairman of our board of directors; provided, however, at any time when the Institutional Investors beneficially own, in the aggregate, at least 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, special meetings of our stockholders may be called at any time by or at the direction of our board of directors or the chairman of our board of directors and shall be called by the secretary of our company at the request of at least two of the Institutional Investors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

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Requirements for advance notification of director nominations and stockholder proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made as provided in our amended and restated certificate of incorporation, the Stockholders Agreement or by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not apply to the Institutional Investors and their affiliates for as long as the Stockholders Agreement remains in effect. These provisions may also deter, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder action by written consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when the Institutional Investors collectively beneficially own less than 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by consent.
Supermajority provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. Any amendment, alteration, rescission, or repeal, of our amended and restated bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission, change, addition, or repeal, except that during the Protective Period, any amendment, alteration, rescission, change, addition, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then- outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that during the Protective Period, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed, or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2∕3% supermajority vote for stockholders to amend our amended and restated bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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•
the provisions regarding resignation and removal of directors;

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the provisions regarding competition and corporate opportunities;

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the provisions regarding entering into business combinations with interested stockholders;

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the provisions regarding stockholder action by written consent;

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the provisions regarding calling annual or special meetings of stockholders;

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the provisions regarding filling vacancies on our board of directors and newly created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director or officer; and

•
the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or the federal court (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or stockholder of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any current or former director, officer, employee, or stockholder of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time) or (iv) action asserting a claim governed by the

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internal affairs doctrine of the State of Delaware. These provisions shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and our stockholders cannot waive compliance with federal securities laws and the rules and regulations thereunder. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation contains the exclusive forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. In particular, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Further, stockholders may not waive their rights under the Exchange Act, including their right to bring suit.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the Institutional Investors or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of the Institutional Investors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision does not limit or eliminate the liability of any officer in any action by or in the right

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of the Company, including any derivative claims. However, exculpation will not apply to any director if the director has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We also have entered into indemnification agreements with our directors, which agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification, and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, LLC.
Listing
Our common stock is listed on Nasdaq under the symbol “WAY.”

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SHARES ELIGIBLE FOR FUTURE SALE
General
We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.”
As of March 31, 2025, we had 172,963,709 shares of common stock outstanding. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction, except for shares held by our “affiliates” (as defined under Rule 144). The shares of common stock held by certain stockholders including EQT, CPPIB, and Bain and certain of our directors, officers, and employees after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.
Pursuant to Rule 144, the restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus following the expiration of the applicable lock-up period.
In addition, a total of 26,445,915 shares of our common stock has been reserved for issuance under (i) existing options awarded under our 2019 Stock Incentive Plan, (ii) our 2024 Equity Incentive Plan, and (iii) our 2024 Employee Stock Purchase Plan (each subject to adjustments for stock splits, stock dividends, and similar events), which equals approximately 15.3% of the shares of our common stock outstanding immediately following this offering. We have filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under (i) our 2019 Stock Incentive Plan, (ii) our 2024 Equity Incentive Plan, and (iii) our 2024 Employee Stock Purchase Plan, which statement automatically became effective upon filing. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.
Rule 144
In general, under Rule 144, as currently in effect, a person (or persons whose shares are deemed aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
Under Rule 144, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which equals approximately 1,729,637 shares; or

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•
the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants, or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701, and complied with the requirements of Rule 701, is eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.
Registration rights
For a description of rights that certain of our stockholders will have to require us to register the shares of our common stock they own, see “Certain Relationships and Related Transactions and Director Independence—Registration Rights Agreement” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein. Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.
Lock-up agreements
In connection with this offering, we, the selling stockholders and certain of our officers and directors have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending      days after the date of this prospectus (the “restricted period”) except with the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and United States Treasury regulations, rulings, judicial decisions, and administrative pronouncements, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all of the United States federal income tax considerations that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, the alternative minimum tax, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company,” tax-exempt or governmental organization, brokers, dealer or trader in securities, bank, insurance company, or a partnership or other pass-through entity for United States federal income tax purposes (and investors therein)). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership, and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, in the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of

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the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on disposition of common stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required (1) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (2) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on disposition of common stock
Subject to the discussion of backup withholding and FATCA (as defined below) below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•
the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, the non-U.S. holder is not eligible for a treaty exemption, and either (1) our common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (2) the non-U.S. holder owned or is deemed to have owned at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even

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though the individual is not considered a resident of the United States provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Information reporting and backup withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional withholding requirements
Under Sections 1471 through 1474 of the Code (such sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (1) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding or (2) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. FATCA withholding may also apply to payments of gross proceeds of dispositions of our common stock, although under proposed United States Treasury regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

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UNDERWRITING
The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC

Total
The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the public offering price. After the offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to purchase up to            additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the selling stockholders.
	Per Share	Total without option to purchase additional shares exercise	Total with full option to purchase additional shares exercise
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to the selling stockholders	$	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discount, will be

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approximately $      . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $      . The underwriters have agreed to reimburse us for a certain portion of the expenses in connection with this offering.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of      days after the date of this prospectus, other than the shares of our common stock to be sold in this offering, subject to certain exceptions.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) any grants of options or other equity awards or issuances of shares of our common stock upon the exercise of options or other equity awards, in each case, granted under the terms of an equity compensation plan as described in this prospectus, (ii) any filing by us of a registration statement on Form S-8 relating to any equity compensation plan or arrangement described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction, (iii) any shares of our common stock issued upon the exercise, conversion, or exchange of our securities outstanding as of the date of this prospectus and described in this prospectus, (iv) up to 5.0% of the total number of outstanding shares of our common stock issued by us in connection with mergers, acquisitions, or commercial or strategic transactions (including, without limitation, entry into joint ventures, marketing, or distribution agreements or collaboration agreements or acquisitions of technology, assets, or intellectual property licenses), and (v) confidential submission with the SEC or the Financial Industry Regulatory Authority, Inc. of any registration statement under the Securities Act; provided that in the case of clauses (iii) through (v), we shall cause each recipient that is a member of our board of directors, one of our executive officers, or a beneficial holder of 5.0% or more of our fully diluted capital stock to execute a lock-up agreement for the restricted period subject to the terms and conditions summarized herein, if not already a party thereto; provided, further, that in the case of clause (iv), we shall cause each recipient to execute a lock-up agreement for the restricted period.
Certain of our directors and executive officers and the selling stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of      days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the

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registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed, or intended, or which could reasonably be expected, to lead to or result in a sale, disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including: (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes; (ii) by will or intestacy; (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member; (iv) to any immediate family member of the lock-up party; (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv); (vi) by operation of law; (vii) to us from a current or former employee of ours upon death, disability, or termination of employment of such employee or to us pursuant to any contractual arrangement that provides us with a right to purchase lock-up securities; (viii) if the lock-up party is not a natural person, to any (1) corporation, partnership, limited liability company, trust or other entity, in each case, that controls, or is controlled by or is under common control with, the lock-up party or its immediate family, or is otherwise a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or (2) investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or as part of a distribution, transfer or disposition by the lock-up party to its stockholders, partners, members or other equity holders; (ix) as part of a sale of lock-up securities acquired in open-market transactions after the completion of this offering; (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments; (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control in which the acquiring party or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of persons becomes the beneficial owner of more than 50% of the total voting power of the voting stock of us following such transaction; provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (xii) in connection with any reclassification or conversion of our common stock; (xiii) to the lock-up party’s direct or indirect general partner or managing member or to certain officers, partners, or members thereof in connection with such general partner’s, managing member’s, officers’, partners’ or members’ donation to charitable organizations, educational institutions, family foundations or donor advised funds at sponsoring organizations; (xiv) in connection with the sales of shares of common stock pursuant to a trading plan under Rule 10b5-1 of the Exchange Act; (xv) the sale of shares of common stock to the underwriters pursuant to the underwriting agreement; or (xvi) for Institutional Investors only, pursuant to the pledge, hypothecation or other granting of a security interest in lock-up securities to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such securities; provided, that (unless entered into prior to the execution of the lock-up agreement) prior to entering into the collateral agreement or similar agreement in connection with the loan, advance or extension of credit, each pledgee shall enter into a lock-up agreement to take effect in the event that the pledgee takes possession of such lock-up party’s lock-up securities as a result of a foreclosure, margin call or similar disposition; provided further, that the lock-up party shall provide each of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC with prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest or foreclosure; provided further that for any pledge, hypothecation, granting of security entered into after the execution of the lock-up agreement, the aggregate amount of lock-up securities pledged as collateral pursuant to this clause (together with any shares pledged prior to the execution of the lock-up agreement) during the restricted period shall not exceed 10% of the total number of shares of common stock beneficially owned by the applicable lock-up party; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants, granted

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pursuant to plans described in this prospectus; provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; and (c) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act; provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Our common stock is listed on Nasdaq under the symbol “WAY.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment

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banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters and/or certain of their affiliates are lenders and/or agents under the Credit Facilities, and accordingly, are entitled to fees and expenses in connection therewith.
Selling restrictions outside the United States
Notice to prospective investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation and the UK Prospectus Regulation (each as defined below), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation and the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation and/or Article 2 of the UK Prospectus Regulation, as applicable;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation and/or Article 2 of the UK Prospectus Regulation, as applicable), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation or Section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or Article 23 of the UK Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation and/or Article 2(e) of the UK Prospectus Regulation, as applicable. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation and/or Article 5(1) of the UK Prospectus Regulation, as applicable, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision and the following provision, the expression “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, and the expression “UK Prospectus Regulation” means assimilated Regulation (EU) 2017/1129 as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are, “qualified investors” (as defined

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in Article 2(e) of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 – 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under, art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the Dubai International Financial Centre (the “DIFC”)
This document relates to an “Exempt Offer” in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement or taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this

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document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (the “ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed, in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with the ASIC.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares or any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) of Hong Kong (the “SFO”) and any rules made thereunder or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or

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which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
Each joint book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA product classification.   In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

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LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP.

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EXPERTS
The consolidated financial statements of Waystar Holding Corp. as of December 31, 2024 and 2023, and for each of the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

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WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website (www.waystar.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
We intend to make available to our common stockholders annual reports containing financial statements audited by an independent registered public accounting firm.
INCORPORATION BY REFERENCE
The rules of the SEC allow us to incorporate by reference information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus. To the extent there are inconsistencies between the information contained in this prospectus and the information contained in the documents filed with the SEC prior to the date of this prospectus and incorporated by reference, the information in this prospectus shall be deemed to supersede the information in such incorporated documents. We incorporate by reference the document listed below (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):
•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2024; and

•
the information set forth under “Corporate Governance,” “Proposal 2: Approve an Amendment to our Certificate of Incorporation to Remove the Existing Limit on the Maximum Size of our Board,” “Executive Officers,” “Executive Compensation,” and “Certain Relationships and Related-Party Transactions” of our Preliminary Proxy Statement on Schedule 14A filed on April 17, 2025.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.
We will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing to us at:
Investor Relations
1550 Digital Drive, #300
Lehi, Utah 84043
e-mail: investors@waystar.com
Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

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                 shares
Waystar Holding Corp.
Common Stock

Prospectus

J.P. MorganGoldman Sachs & Co. LLC
, 2025

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other expenses of issuance and distribution
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.
SEC registration fee	$	*
FINRA filing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be listed by amendment.

Item 14.   Indemnification of directors and officers
Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith, and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith, and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

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Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.
Our amended and restated bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL. We have also entered into indemnification agreements with our directors, which agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders, or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15.   Recent sales of securities
Since January 1, 2022, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act:
•
An aggregate of 5,366,768 stock options to employees, directors, and consultants under the Registrant’s 2019 Stock Incentive Plan and 2024 Equity Incentive Plan, with per share exercise prices ranging from $21.50 to $39.67.

•
An aggregate of 1,376,139 shares of common stock that were not registered under the Securities Act to employees, directors, or consultants under our 2019 Stock Incentive Plan upon the exercise of vested stock options with per share exercise prices ranging from $4.14 to $37.20.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.
Item 16.   Exhibits and financial statement schedules
(a)
Exhibits.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)
Financial Statement Schedules.

None.
Item 17.   Undertakings
(1)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(2)   The undersigned Registrant hereby undertakes that:
(A)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
EXHIBITS
Exhibit number	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of Waystar Holding Corp. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 10, 2024).
3.2	Amended and Restated Bylaws of Waystar Holding Corp. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed on June 10, 2024).
5.1*	Opinion of Simpson Thacher & Bartlett LLP.
10.1	Stockholders Agreement among Waystar Holding Corp. and the other parties named therein, dated as of June 10, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 12, 2024).
10.2	Amended and Restated Registration Rights Agreement by and among Waystar Holding Corp. and the other parties named therein, dated as of June 10, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 12, 2024).
10.3	First Lien Credit Agreement, dated as of October 22, 2019, among Derby Merger Sub, Inc., BNVC Group Holdings, Inc., Waystar Technologies, Inc. (f/k/a Navicure, Inc.), Derby Parent, Inc., BNVC Holdings, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC, as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.3 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.4	First Amendment, dated as of December 2, 2019, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent and Issuing Bank, Barclays Bank PLC, as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.4 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.5	Second Amendment, dated as of September 23, 2020, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC, as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.5 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.6	Third Amendment, dated as of March 24, 2021, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC, as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.6 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Exhibit number	Description
10.7	Fourth Amendment, dated as of August 24, 2021, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC, as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.7 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.8	Fifth Amendment, dated as of June 1, 2023, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC, as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.8 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.9	Sixth Amendment, dated as of June 23, 2023, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC, as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.9 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.10	Seventh Amendment, dated as of October 6, 2023, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.10 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.11	Eighth Amendment, dated as of February 9, 2024, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.11 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.12	Ninth Amendment, dated as of June 27, 2024, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 27, 2024).

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Exhibit number	Description
10.13	Tenth Amendment, dated as of December 30, 2024, to the First Lien Credit Agreement, among BNVC Holdings, Inc. (as successor to Derby Parent, Inc.), Waystar Technologies, Inc. (f/k/a Navicure, Inc.) (as successor to Derby Merger Sub, Inc. and BNVC Group Holdings, Inc.), JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, and Issuing Bank, Barclays Bank PLC as Issuing Bank, Deutsche Bank AG New York Branch, as Issuing Bank, and each lender from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2024).
10.14	Receivables Financing Agreement, dated as of August 12, 2021, by and among Waystar RC LLC, PNC Bank, National Association, as Administrative Agent, Waystar Technologies, Inc., as initial Servicer, and PNC Capital Markets LLC, as Structuring Agent (incorporated by reference to Exhibit 10.12 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.15†	Amendment No. 1, dated as of October 31, 2023, to Receivables Financing Agreement, among Waystar RC LLC, PNC Bank, National Association, as Administrative Agent, Waystar Technologies, Inc., as initial Servicer, and PNC Capital Markets LLC, as Structuring Agent (incorporated by reference to Exhibit 10.13 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.16†	Form of Indemnification Agreement between Waystar Holding Corp. and directors and executive officers of Waystar Holding Corp. (incorporated by reference to Exhibit 10.14 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.17†	Derby TopCo, Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.18†	Form of Option Agreement under the Derby TopCo, Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.19†	Form of Substitute Option Agreement under the Derby TopCo, Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.20†	Waystar Holding Corp. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 filed on June 10, 2024).
10.21†	Form of Director Restricted Stock Unit Agreement under the Waystar Holding Corp. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.22†	Form of Employee Restricted Stock Unit Agreement under the Waystar Holding Corp. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.23†	Form of Option Agreement under the Waystar Holding Corp. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.24†	Form of Notice of Amendment to Outstanding Options Granted under the Derby TopCo, Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.25†	Waystar Holding Corp. 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-8 filed on June 10, 2024).

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Exhibit number	Description
10.26†	Form of Amendment to Outstanding Options Granted under the DerbyTopCo, Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 6, 2024).
10.27†	Waystar Holding Corp. Non-Employee Director Annual Compensation Policy (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K filed with the SEC on February 18, 2025).
10.28†	Waystar Holding Corp. Non-Employee Director Deferral Plan (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed with the SEC on February 18, 2025).
10.29†	Employment Agreement, dated as of November 2, 2023, between Waystar Holding Corp. and Matthew J. Hawkins (incorporated by reference to Exhibit 10.24 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
10.30†	Employment Agreement, dated as of May 24, 2024, between Waystar Holding Corp. and Eric L. (Ric) Sinclair III. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on June 12, 2024).
10.31†	Employment Agreement, dated as of May 24, 2024, between Waystar Holding Corp. and Christopher L. Schremser (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K filed with the SEC on February 18, 2025).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-275004) filed with the SEC on May 28, 2024).
23.1*	Consent of KPMG LLP.
23.2*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature pages to this Registration Statement).
107*	Filing Fee Table.

*
To be filed by amendment.

†
Management contract or compensatory plan or arrangement.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lehi, Utah, on                 , 2025.
WAYSTAR HOLDING CORP.
By:

Name: Matthew J. Hawkins
Title:  Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Matthew J. Hawkins, Steven M. Oreskovich, and Gregory R. Packer and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Waystar Holding Corp., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys- in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Waystar Holding Corp. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                 , 2025.
Signatures	Title
Matthew J. Hawkins	Chief Executive Officer and Director (principal executive officer)
Steven M. Oreskovich	Chief Financial Officer (principal financial officer and principal accounting officer)
Samuel Blaichman	Director
Robert DeMichiei	Director
John Driscoll	Director
Priscilla Hung	Director

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Signatures	Title
Eric C. Liu	Director
Heidi G. Miller	Director
Paul Moskowitz	Director
Vivian E. Riefberg	Director
Ethan Waxman	Director